SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
014890
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 W. FIRST STREET, SUITE 102
(No. and Street)

GRANITE CITY (City) IL (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN F. SPENGEMANN 312-642-6408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS KELLER & WIGGINS, LLC
(Name – *if individual, state last, first, middle name*)

2025 CRAIGSHIRE, SUITE 130 (Address) ST. LOUIS (City), MO (State) 63146 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATY ADAMS
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Oct. 19, 2007

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: COVENTRY CAPITAL, INC. [0013]

SEC File Number: 8- 29988 [0014]

Address of Principal Place of Business: 1635 W FIRST STREET SUITE 102 [0020]

GRANITE CITY [0021] IL [0022] 62040-1838 [0023]

Firm ID: 14890 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 09/30/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: BRIAN F. SPENGEMANN [0030] Phone: 312-642-6408 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [X] [0042]

ASSETS

Consolidated [0198] Unconsolidated XX [0199]

	Allowable	Non-Allowable	Total
1. Cash	3 [0200]		3 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	10000 [0295]		
B. Other	[0300]	2750 [0550]	12750 [0810]
3. Receivables from non-customers	6991 [0355]	16746 [0600]	23737 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	[0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	13557 [0680]	13557 [0920]
11.	Other assets	[0535]	2306 [0735]	2306 [0930]
12.	TOTAL ASSETS	16994 [0540]	35359 [0740]	52353 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, *at market value*		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	5987 [1205]	[1385]	5987 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other *borrowings not* qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	5987 [1230]	0 [1450]	5987 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	95000 [1792]
	C. Additional paid-in capital	1000 [1793]
	D. Retained earnings	(49634) [1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	46366 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	52353 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 09/30/2004 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	98632 [3935]
	b.	**Commissions on listed option transactions**	[3938]
	c.	**All other securities commissions**	[3939]
	d.	**Total securities commissions**	98632 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		38357 [3975]
8.	Other revenue		1330 [3995]
9.	Total revenue		138319 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		42000 [4120]
11.	Other employee compensation and benefits		7628 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses		1400 [4195]
15.	Other expenses		91734 [4100]
16.	Total expenses		142762

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		(4443) [4210]
18.	Provision for Federal Income taxes (for parent only)		(52) [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	*Cumulative effect of changes in accounting principles*		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		(4391) [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	(4837) [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	Bonds [4335B]
8- 45411 [4335C]	RBC DAIN RAUSCHER INC. [4335C2]	Equities [4335D]
8- 45411 [4335E]	RBC DAIN RAUSCHER INC. [4335E2]	Options [4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		46366 [3480]
2.	*Deduct ownership equity not allowable for Net Capital*		[3490]
3.	Total ownership equity qualified for Net Capital		0 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		0 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	35359 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - *proprietary capital charges***	[3600]	
	D. **Other deductions and/or charges**	[3610]	35359 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		11007 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. ***Subordinated securities borrowings***	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		701 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	701 [3740]
10. Net Capital			10306 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	399 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5000 [3760]
14. Excess net capital (line 10 less 13)	5306 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	9707 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		5987 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness 5987 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 58 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		50814 [4240]
A.	Net income (loss)		(4391) [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	57 [4272])	57 [4270]
2.	Balance, end of period (From item 1800)		46366 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	0 [4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

COVENTRY CAPITAL, INC.
RECONCILIATION OF THE AUDITED
COMPUTATION OF NET CAPITAL AND BROKER/DEALER'S
CORRESPONDING UNAUDITED PART IIA

	UNAUDITED PART II 09/30/04						AUDIT JOURNAL		REPORT ENTRIES	AUDITED PART II 09/30/04				
	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.		DEBIT		CREDIT	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.
CASH-CHECKING	3									3				
CLEARING-CEF														
CLEARING ACCT	12,750		2,750							12,750		2,750		
SAFEKEEPING ACCT														
INTEREST RECEIVABLE						(1)	89			89				
A/R TRANSACTIONS	6,902									6,902				
DUE FROM OFFICER	16,217		16,217			(2)	529			16,746		16,746		
DEPOSIT-RENT														
OFFICE EQUIPMENT	56,465									56,465				
A/D OFFICE EQUIPMENT		44,752	11,713			(4)	1,845				42,907	13,558		
CSV-LIFE INSURANCE														
ACCOUNTS PAYABLE		4,336		4,336	4,336						4,336		4,336	4,336
DEFERRED INCOME TAXES						(3)	2,306			2,306		2,306		
PAYROLL TAXES		1,391		1,391	1,391			(9)	260		1,652		1,652	1,652
INCOME TAX PAYABLE														
CAPITAL STOCK		88,161						(8)	6,839		95,000			
PAID IN CAPITAL		1,000									1,000			
TREASURY STOCK														
UNREALIZED GAIN OF SECURITY		2,359									2,359			
RETAINED EARNINGS	49,662					(8)	6,839							
								(10)	4,509	51,993				
	141,999	141,999	30,680	5,727	5,727		11,608		11,608	147,254	147,254	35,360	5,988	5,988
											(11)			

(1) RECORD INTEREST RECEIVABLE ON BOND
(2) RECORD CHANGES TO OFFICER LOAN ACCT.
(3) ADJUST DEFERRED TAXES
(4) ADJUST ACCUM. DEPRN. FOR YEAR
(5) N/A
(6) N/A
(7) N/A
(8) RECLASS TREASURY STOCK RETIREMENT
(9) ADJUST P/R TAXES FOR Y/E
(10) RECORD NET EFFECT ON R/E FOR AJE'S
(11) ROUNDING OF $1

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

In planning and performing our audit of the financial statements of Coventry Capital, Inc. for the year ended September 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operations that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgement, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Due to the fact that one person functions as accountant, manager, and owner, it is impossible or impracticable to implement significant internal controls within the organization.

This report is intended for the information and use by the board of directors and the Securities and Exchange Commission.

Davis, Keller + Wiggins, LLC

St. Louis, Missouri
November 18, 2004

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

CONTENTS

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statements of financial condition of Coventry Capital, Inc., a Delaware corporation, as of September 30, 2004 and 2003, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Davis, Keller + Wiggins, LLC

Certified Public Accountants
November 18, 2004

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 3	$ 46
Clearing deposit - marketable security	12,750	12,806
Commissions receivable	6,902	6,994
Interest receivable	89	89
Advances to related party	16,746	10,215
Deposit – rent	0	1,088
Office equipment and software, net of accumulated depreciation of $42,907 and $36,442	13,557	20,022
Cash surrender value officer's life insurance, net of policy loan	0	565
Deferred tax benefit	2,306	2,254
Total Assets	$ 52,353	$ 54,079
LIABILITIES		
Accounts payable	$ 4,336	$ 1,697
Accrued payroll taxes	1,651	1,568
Total liabilities	5,987	3,265
STOCKHOLDER'S EQUITY		
Common stock, authorized 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	95,000	95,000
Contributed capital	1,000	1,000
Treasury stock at cost, 10 shares	0	(6,839)
Retained deficit	(51,993)	(40,763)
Accumulated other comprehensive income	2,359	2,416
Total stockholder's equity	46,366	50,814
Total Liabilities And Stockholder's Equity	$ 52,353	$ 54,079

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
REVENUES		
Fee and commissions	$ 136,989	$ 130,159
OPERATING EXPENSES		
Advertising	1,023	1,082
Auto expense	885	752
Contributions	0	250
Depreciation	6,465	8,213
Delivery expense	2,427	3,466
Dues	4,005	2,890
Compensation	49,628	49,251
Entertainment and meals	3,208	5,205
Employee benefits	20,794	24,665
Interest	0	1,495
Office and other services	16,404	23,512
Outside services	500	1,207
Professional services	3,500	3,760
Regulatory fees	1,400	1,400
Rent	14,014	21,332
Client statement preparation	0	10,000
Taxes & licenses	4,563	4,683
Telephone	13,889	10,824
Travel	0	2,263
Total Operating Expenses	142,705	176,250
OPERATING LOSS	(5,716)	(46,091)
OTHER INCOME		
Interest income	1,330	1,581
NET LOSS BEFORE INCOME TAXES	(4,386)	(44,510)
INCOME TAX EXPENSE (BENEFIT), NET		
Current	0	(126)
Deferred	52	7,755
Total Income Tax Expense (Benefit), Net	52	7,629
NET LOSS	(4,334)	(36,881)
OTHER COMPREHENSIVE GAIN (LOSS) - UNREALIZED NET GAIN (LOSS) ON MARKETABLE SECURITIES	(57)	278
COMPREHENSIVE LOSS	$ (4,391)	$ (36,603)

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
COMMON STOCK		
Authorized - 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	$ 95,000	$ 95,000
CONTRIBUTED CAPITAL	1,000	1,000
LESS TREASURY STOCK AT COST, 10 shares	0	(6,839)
RETAINED DEFICIT		
Beginning balance	(40,763)	(4,160)
Treasury stock retired	(6,839)	0
Net loss	(4,391)	(36,603)
Ending balance	(51,993)	(40,763)
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Unrealized gain on available for sale security, net of tax effect	2,359	2,416
TOTAL STOCKHOLDER'S EQUITY	$ 46,366	$ 50,814

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES		
Net loss	$ (4,391)	$ (36,603)
Adjustments to reconcile net cash provided (used) by operating activities:		
Depreciation and amortization	6,465	8,213
Deferred income taxes	(52)	(7,755)
Effects of changes in:		
Commissions receivable	92	(5,076)
Other assets, net	1,652	2,469
Accounts payable	2,639	(4,990)
Accrued payroll taxes	83	(457)
Net cash provided (used) by operating activities	6,488	(44,199)
FINANCING ACTIVITIES		
(Increase) decrease in related-party advances	(6,531)	3,972
Proceeds from life insurance policy loan	-	4,830
Net cash provided (used) by financing activities	(6,531)	8,802
NET DECREASE IN CASH	(43)	(35,397)
CASH AT BEGINNING OF YEAR	46	35,443
CASH AT END OF YEAR	$ 3	$ 46
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ 126

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company is an introducing broker-dealer that receives no securities. It is subject to regulation by the Securities and Exchange Commission ("SEC"). The Company provides stock and bond brokerage services (approximately 72 and 69 percent of 2004 and 2003 revenues, respectively) and investment advisory services (approximately 28 and 31 percent of 2004 and 2003 revenues, respectively). Brokerage commission income is recorded net of clearing house charges on a settlement date basis. Advisory fees are computed and billed in advance for the following period at a contractual percentage of the client's month-end portfolio fair market value. As the broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly middle-income individuals, its operations may be affected by economic fluctuations.

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office equipment and software

Equipment is stated at cost and is depreciated principally using accelerated methods over a five-year estimated life. The cost of purchased software is amortized on a straight-line basis over 36 months.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,023 and $1,082 during the years ended September 30, 2004 and 2003, respectively.

Income taxes

The Company is taxed as a C Corporation under the Internal Revenue Code. For the year ended September 30, 2004, the Company has operating income for tax purposes and currently has a net operating loss of $26,900, which will be carried forward fourteen years and will expire September 30, 2018. The provision for income taxes is based on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change in the deferred tax assets and liabilities.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities considered available-for-sale are recorded at fair market value if they have a readily determinable fair value. The corresponding accumulated unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the statement of financial condition, net of tax effect. Management believes that its investments in marketable securities should be classified as investments that are available-for-sale. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income.

Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income (loss) and its components to be reported when a Company has items of other comprehensive income (loss). During the years ended September 30, 2004 and 2003, the Company recognized other comprehensive income (loss) of $(57) and $278, respectively, which is included in the total of accumulated other comprehensive income (loss) in the statements of stockholder's equity. The comprehensive income (loss) amounts are attributed to the unrealized gain (loss) in the fair value of marketable securities (Note 3). Comprehensive loss, consisting of net loss plus other comprehensive income, aggregated to $(4,391) and $(36,603) for the years ended September 30, 2004 and 2003, respectively.

2. ADVANCES TO RELATED PARTY

The Company has made advances to its' sole officer, which are due upon demand. The Company charged interest at four percent for 2004 and six percent for 2003 on the average loan balances. Interest income for the years ended September 30, 2004 and 2003 was $529 and $711, respectively.

3. CLEARING DEPOSIT - MARKETABLE SECURITY

The Company is required to maintain a minimum deposit of $10,000 in the Clearing account. The Company currently owns the following marketable security that is valued at market. The resulting difference between cost and market is included in other accumulated comprehensive income in the statement of stockholder's equity, net of tax effect. The cost and market values of these securities at September 30, 2004 and 2003 are as follows:

	2004	
	Cost	Market
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,750

	2003	
	Cost	Market
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,806

4. CASH SURRENDER VALUE OF OFFICER'S LIFE INSURANCE, NET

The Company owned a whole life insurance policy on it's president; face amount $100,000 which was canceled during 2004. Cash surrender value and policy loans with a 7.4 percent interest rate are as follows:

	2003
Cash surrender value	$ 28,351
Less: Loan payable	27,786
Cash Surrender Value Officer's Life Insurance, Net of Policy Loan	$ 565

5. RENT EXPENSE

The Company conducts its operations from facilities that are leased on a month-to-month basis.

6. INCOME TAXES

The deferred tax asset components as of September 30, 2004 and 2003 are as follows:

	2003	2003
Tax over book depreciation	$ (2,847)	$ (4,004)
Unrealized gain on marketable securities	(495)	(483)
Net operating loss	5,648	6,741
Deferred Income Tax Benefit	$ 2,306	$ 2,254

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

Our report on our audits of the basic financial statements of Coventry Capital, Inc. for the years ended September 30, 2004 and 2003 appears on page 1. These audits were done for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied on the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Keller + Wiggins, LLC

Certified Public Accountants

November 18, 2004

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2004 AND 2003

	2004	2003
Assets	$ 52,353	$ 54,079
Liabilities	(5,987)	(3,265)
Stockholder's equity	46,366	50,814
Nonallowable assets	(35,359)	(36,385)
Tentative net capital	11,007	14,429
Haircuts	(701)	(704)
Net capital	10,306	13,725
Required capital	(5,000)	(5,000)
Excess net capital	$ 5,306	$ 8,725

See accountants' report on supplementary information.

DAVIS
KELLER &
WIGGINS, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

For the years ended September 30, 2004 and 2003, there were no material inadequacies in the records of Coventry Capital, Inc.

Davis, Keller + Wiggins, LLC

Certified Public Accountants

November 18, 2004

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES
SEPTEMBER 30, 2004 AND 2003

	2004	2003
Subordinated liabilities at beginning and end of year	$ -	$ -

See accountants' report on supplementary information.